IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the interim periods ended December 31, 2023 and 2022

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022

		Six Months Ended	Six Months Ended
	Note	December 31, 2023 US$	December 31, 2022 US$

Continuing operations
Research and development costs		(3,763,468)	(2,099,309)
Exploration and evaluation expenses		(1,458,125)	(1,517,474)
Corporate and administrative expenses		(2,470,238)	(2,161,671)
Business development expenses		(1,320,441)	(1,333,073)
Share-based payment expense		(1,108,090)	(1,566,231)
Finance income		210,558	198,282
Finance costs		(61,638)	(30,717)
Other income and expenses		(523,577)	(243,884)
Loss before income tax		(10,495,019)	(8,754,077)
Income tax expense		-	-
Loss for the period		(10,495,019)	(8,754,077)
Loss attributable to members of IperionX Limited		(10,495,019)	(8,754,077)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		571,034	(102,645)
Other comprehensive loss for the period, net of tax		571,034	(102,645)
Total comprehensive loss for the period		(9,923,985)	(8,856,722)
Total comprehensive loss attributable to members of IperionX Limited		(9,923,985)	(8,856,722)

Loss per share
Basic and diluted loss per share (US$ per share)		(0.05)	(0.06)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Condensed Consolidated Statement of Financial Position AS AT DECEMBER 31, 2023 AND JUNE 30, 2023

	Note	December 31, 2023 US$	June 30, 2023 US$

ASSETS
Current Assets
Cash and cash equivalents		17,329,952	11,937,941
Trade and other receivables		2,704,811	228,395
Prepayments		3,527,497	588,395
Total Current Assets		23,562,260	12,754,731

Non-Current Assets
Property, plant and equipment	4	4,580,521	3,989,783
Exploration and evaluation assets	5	5,900,713	3,059,021
Prepayments		-	3,000,000
Total Non-Current Assets		10,481,234	10,048,804
TOTAL ASSETS		34,043,494	22,803,535

LIABILITIES
Current Liabilities
Trade and other payables	6	2,185,625	1,180,984
Loans and borrowings	7	440,482	382,626
Provisions		-	84,009
Total Current Liabilities		2,626,107	1,647,619

Non-Current Liabilities
Loans and borrowings	7	1,241,626	592,688
Total Non-Current Liabilities		1,241,626	592,688
TOTAL LIABILITIES		3,867,733	2,240,307

NET ASSETS		30,175,761	20,563,228

EQUITY
Contributed equity	8	78,897,119	58,764,248
Reserves	9	13,970,489	13,995,808
Accumulated losses		(62,691,847)	(52,196,828)
TOTAL EQUITY		30,175,761	20,563,228

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Condensed Consolidated Statement of Changes in Equity FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022

	Contributed Equity US$	Share- Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228
Net loss for the period	-	-	-	(10,495,019)	(10,495,019)
Exchange differences arising on translation of foreign operations	-	-	571,034	-	571,034
Total comprehensive loss	-	-	571,034	(10,495,019)	(9,923,985)
Issue of shares - share placement	17,088,750	-	-	-	17,088,750
Issue of shares - exercise of options	3,127,752	(1,388,649)	-	-	1,739,103
Issue of shares - conversion of RSUs	225,735	(225,735)	-	-	-
Issue of shares - conversion of employee rights	15,059	(15,059)	-	-	-
Issue of shares to a consultant	75,000	(75,000)	-	-	-
Share issue costs	(399,425)	-	-	-	(399,425)
Share-based payment expense	-	1,108,090	-	-	1,108,090
Balance at December 31, 2023	78,897,119	14,407,699	(437,210)	(62,691,847)	30,175,761

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the period	-	-	-	(8,754,077)	(8,754,077)
Exchange differences arising on translation of foreign operations	-	-	(102,645)	-	(102,645)
Total comprehensive loss	-	-	(102,645)	(8,754,077)	(8,856,722)
Issue of shares - share placement	16,117,800	-	-	-	16,117,800
Issue of shares - exercise of options	194,205	(72,935)	-	-	121,270
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Share issue costs	(1,347,128)	354,788	-	-	(992,340)
Share-based payment expense	-	1,566,231	-	-	1,566,231
Balance at December 31, 2022	44,914,632	14,666,453	(698,976)	(43,506,151)	15,375,958

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Condensed Consolidated Statement of Cash Flows FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022

	Note	Six Months Ended December 31, 2023 US$	Six Months Ended December 31, 2022 US$

Cash flows from operating activities
Receipts from customers		25,415	-
Payments to suppliers and employees		(8,158,175)	(7,625,235)
Interest received		210,558	46,412
Interest paid		(52,665)	(12,137)
Net cash flows used in operating activities		(7,974,867)	(7,590,960)

Cash flows from investing activities
Purchase of property, plant and equipment		(2,005,366)	(1,179,703)
Purchase of exploration and evaluation assets	5	(2,841,692)	(418,200)
Net cash flows used in investing activities		(4,847,058)	(1,597,903)

Cash flows from financing activities
Proceeds from issue of shares		18,827,852	16,239,070
Share issue costs		(399,425)	(992,340)
Repayment of borrowings		(2,928)	(2,751)
Payment of principal portion of lease liabilities		(198,121)	(338,366)
Net cash flows from financing activities		18,227,378	14,905,613

Net increase in cash and cash equivalents		5,405,453	5,716,750
Net foreign exchange differences		(13,442)	49,225
Cash and cash equivalents at the beginning of the period		11,937,941	5,672,551
Cash and cash equivalents at the end of the period		17,329,952	11,438,526

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022

1.          MATERIAL ACCOUNTING POLICY INFORMATION

Corporate information

IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the six months ended December 31, 2023 consisted of the exploration and development of its mineral properties in the United States and the research and development of its associated metals technologies to support an integrated titanium processing operation.

The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2023 (the “Interim Financial Statements”) were authorised for issue in accordance with a resolution of the Directors on March 14, 2024.

Basis of preparation

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2024.  Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2023. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2023, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.

Going concern

The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group had net cash outflows from operating and investing activities of US$12,821,925 for the six months ended December 31, 2023 (December 31, 2022: US$9,188,863). At December 31, 2023, the Group had cash and cash equivalents of US$17,329,952 (December 31, 2022: US$11,438,526).

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022 (continued)

1.          MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Basis of preparation (continued)
Going concern (continued)

These matters indicate that there is a material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are of the view that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and that the use of the going concern basis remains appropriate.

New and amended standards and interpretations

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2023.

The new standards have not had a material effect on the Group’s financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.          SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3.          DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the six months ended December 31, 2023 (December 31, 2022: nil).

4.          PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
December 31, 2023
Carrying value at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	2,005,366	907,843	2,913,209
Disposals	(2,030,083)	-	(2,030,083)
Depreciation	(49,510)	(242,878)	(292,388)
Carrying amount at December 31, 2023	2,748,538	1,831,983	4,580,521
- at cost	3,009,884	2,451,719	5,461,603
- accumulated depreciation	(261,346)	(619,736)	(881,082)

June 30, 2023
Carrying value at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
- at cost	3,034,599	1,543,876	4,578,475
- accumulated depreciation	(211,834)	(376,858)	(588,692)

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022 (continued)

5.          EXPLORATION AND EVALUATION ASSETS

Titan Project US$
December 31, 2023
Carrying value at July 1, 2023	3,059,021
Additions	2,841,692
Carrying amount at December 31, 2023 (1)	5,900,713

June 30, 2023
Carrying value at July 1, 2022	2,431,229
Additions	627,792
Carrying amount at June 30, 2023 (1)	3,059,021

Notes:
(1)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

6.          TRADE AND OTHER PAYABLES

	December 31, 2023 US$	June 30, 2023 US$
Current
Trade payables	1,068,905	711,011
Accruals	1,100,562	455,241
Employee benefits	16,158	14,732
Total trade and other payables	2,185,625	1,180,984

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022 (continued)

7.          LOANS AND BORROWINGS

	December 31, 2023 US$	June 30, 2023 US$
Current
Lease liabilities	434,314	376,655
Other loans and borrowings	6,168	5,971
Total current loans and borrowings	440,482	382,626

Non-current
Lease liabilities	1,219,860	567,796
Other loans and borrowings	21,766	24,892
Total non-current loans and borrowings	1,241,626	592,688

Total loans and borrowings	1,682,108	975,314

8.          CONTRIBUTED EQUITY

Issued capital

	December 31, 2023 US$	June 30, 2023 US$
224,297,550 ordinary shares (June 30, 2023: 193,493,973)	78,897,119	58,764,248
	78,897,119	58,764,248

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2023
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares - share placement	21,000,000	-	-	17,088,750
Issue of shares - exercise of options	9,331,823	-	-	3,127,752
Issue of shares - conversion of rights	13,755	-	-	15,059
Issue of shares - conversion of RSUs	341,461	-	-	225,735
Issue of shares to a consultant	116,538	-	-	75,000
Share issue costs	-	-	-	(399,425)
Closing balance at December 31, 2023	224,297,550	19,800,000	19,800,000	78,897,119

December 31, 2022
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares - share placement	30,000,000	-	-	16,117,800
Issue of shares - exercise of options	737,000	-	-	194,205
Conversion of RSUs	200,001	-	-	167,487
Share issue costs	-	-	-	(1,347,128)
Closing balance at December 31, 2022	171,225,492	19,800,000	19,800,000	44,914,632

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022 (continued)

9.          RESERVES

Reserves

	December 31, 2023 US$	June 30, 2023 US$
Share based payments reserve	14,407,699	15,004,052
Foreign currency translation reserve	(437,210)	(1,008,244)
Total reserves	13,970,489	13,995,808

Movements share based payments reserve

	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2023
Opening balance at July 1, 2023	23,011,372	28,746,000	824,371	15,004,052
Grant of employee incentive securities	-	3,921,000	405,124	-
Exercise of options	(9,362,000)	-	-	(1,388,649)
Conversion of RSUs	-	-	(341,461)	(225,735)
Conversion of performance rights	-	(21,000)	-	(15,059)
Issue of shares to a consultant	-	-	-	(75,000)
Share-based payments expense	-	-	-	1,108,090
Closing balance at December 31, 2023	13,649,372	32,646,000	888,034	14,407,699

December 31, 2022
Opening balance at July 1, 2022	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	424,372	1,135,000	424,372	-
Exercise of options	(737,000)	-	-	(72,935)
Conversion of RSUs	-	-	(200,001)	(167,487)
Grant of options to advisor	1,000,000	-	-	354,788
Share-based payment expense	-	-	-	1,566,231
Closing balance at December 31, 2022	24,511,372	28,755,000	824,371	14,666,453

10.          SUBSIDIARIES

		Equity Interest
	Country of Incorporation	December 31, 2023%	June 30, 2023%
IperionX Inc.	USA	100%	100%
IperionX Critical Minerals, LLC	USA	100%	100%
IperionX Technology, LLC	USA	100%	100%
Hyperion Metals (Australia) Pty Ltd	Australia	100%	100%
Calatos Pty Ltd, LLC	USA	100%	100%

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2023 and 2022
Notes to the Condensed Consolidated Financial Statements FOR THE PERIODS ENDED DECEMBER 31, 2023 AND 2022 (continued)

11.          CONTINGENT ASSETS AND LIABILITIES

Titan Project

At December 31, 2023, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 9,576 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand

At December 31, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in January 2024, US$500,000 payable in July 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

12.          SUBSEQUENT EVENTS AFTER BALANCE DATE

On January 30, 2024, the Company issued 3,006,163 shares to nominees of Blacksand Technology LLC (“Blacksand”) in lieu of future cash option payments totaling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand pursuant to which the Company has the exclusive option to acquire the intellectual property rights of Blacksand to certain patented titanium technologies.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.